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                                                                    EXHIBIT 99.1

                         HOULIHAN LOKEY HOWARD & ZUKIN

                          INVESTMENT BANKING SERVICES

                                  www.hlhz.com

December 30, 2005

Special Committees of the Boards of Directors of Triple Crown Media, Inc. and
  Gray Television, Inc.

Boards of Directors of
  Triple Crown Media, Inc. and
  Gray Television, Inc.

Ladies and Gentlemen:

         We understand that Gray Television, Inc., a Georgia corporation ("Gray"), and Triple Crown Media, Inc. ("TCM"), a Delaware corporation and a wholly owned subsidiary of Gray, are contemplating:

         (1) the (i) contribution (the "Contribution") to TCM of all of the membership interests of Gray Publishing, LLC ("Gray Publishing"), a Delaware limited liability company, and certain other assets and (ii) spin-off of TCM to Gray's shareholders (the "Spin-Off") in a transaction pursuant to which (A) each holder of Gray's common stock, no par value per share (the "Common Stock") and Gray's Class A common stock, no par value per share (together with the Common Stock, the "Gray Common Stock") will receive 0.1 shares of TCM common stock, par value $0.001 per share (the "TCM Common Stock"), for each share of Gray Common Stock that it owns (the "Spin-Off Consideration") and (B) as partial consideration for the Contribution, TCM will distribute $40 million to Gray on the date of the Spin-Off (the "TCM Debt");

         (2) the merger of Bull Run Corporation ("Bull Run") with and into a wholly-owned subsidiary of TCM, whereby (i) the outstanding shares of capital stock of Bull Run will be converted into shares of capital stock of TCM or cash, as applicable, as provided in the Merger Agreement (as defined below) (ii) the $6.05 million cash advance previously made by J. Mack Robinson to Bull Run, will be converted into 6,050 shares of Series B Preferred Stock, par value $0.001 per share of TCM and (iii) TCM will assume up to $74.1 million of Bull Run's indebtedness; and

         (3) A refinancing by which TCM is to obtain a new credit facility and use a portion of the proceeds from such credit facility to refinance all of TCM's and the surviving corporation's indebtedness concurrently with the merger described in (2) above.

         The transactions described in (1) above are collectively referred to herein as the "Spin Off." The transactions described in (2) above are collectively referred to herein as the "Merger." The transaction described in
(3) above is referred to herein as the "Refinancing." The Spin-Off, the Merger and the Refinancing are sometimes collectively referred to herein as the "Transaction." The resulting entity formed pursuant to the Transaction is referred to hereinafter as the "Company".

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advisory services through Houlihan Lokey Howard & Zukin Financial Advisors.

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Special Committees and the Boards of Directors of
  Triple Crown Media, Inc. and
  Gray Television, Inc.
December 30, 2005

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         You have requested that Houlihan Lokey Howard & Zukin Financial
Advisors, Inc. ("Houlihan Lokey") provide an opinion (the "Opinion") to the Special Committees of the Boards of Directors of Gray and TCM and the Boards of Directors of Gray and TCM as to the matters set forth below. In rendering the Opinion, we have valued the Company and the Company's assets, as the case may be, on a going-concern basis (including goodwill) and on a pro forma basis, immediately after and giving effect to the Transaction and the associated indebtedness. For purposes of this Opinion, "fair value" is defined as the amount at which the Company or the Company's assets (including goodwill), as the case may be, would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and "present fair saleable value" is defined as the amount that may be realized if the Company's assets (including goodwill) are sold in their entirety with reasonable promptness in an arm's length transaction under present market conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey. For purposes of rendering this Opinion, we have used the same valuation methodologies in determining (a) fair value and present fair saleable value, and
(b) the value of each of the Company and the Company's assets. The term "identified contingent liabilities" means the stated amount of contingent liabilities identified to us in writing and valued by responsible officers of TCM and Bull Run, upon which identification and valuation we have relied without independent verification; no other contingent liabilities have been considered. Being "able to pay its debts as they become absolute and mature" means that, assuming the Transaction has been consummated as proposed, the Company's financial forecasts for the fiscal years ending June 30, 2006 through 2011 indicate positive cash flow for such period, including (and after giving effect to) the payment of installments due under loans outstanding immediately after the Transaction as such installments are scheduled at the close of the Transaction. We have assumed that TCM's borrowings in connection with this Transaction will be refinanced on or before their stated maturity dates having material terms and conditions, no less favorable, taken as a whole. It is Houlihan Lokey's understanding, upon which it is relying, that the Special Committees of the Boards of Directors of Gray and TCM and the Boards of Directors of Gray and TCM and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than rendering the Opinion.

         Notwithstanding the use of the defined terms "fair value" and "present fair saleable value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company or the Company's assets, as the case may be, can currently be sold, and we know of no such efforts by others. We express no opinion as to whether the Company or the Company's assets, as the case may be, could actually be sold for the amount we believe to be its fair value and present fair saleable value.

         In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

         1. reviewed Gray's annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2002 through 2004 and quarterly report on Form 10-Q for the nine months ended September 30, 2005;

         2. reviewed Gray's articles of incorporation, as amended and restated from time to time, including, without limitation, the description of the Gray Common Stock;
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Special Committees and the Boards of Directors of
   Triple Crown Media, Inc. and
   Gray Television, Inc.
December 30, 2005                                                            -3-

     3. reviewed TCM's historical financial statements for the fiscal years ended December 31, 2002 through 2004 and interim financial statements for the nine months ended September 30, 2005 which Gray's management has identified as being the most current financial statements available;

     4. reviewed Bull Run's annual reports to shareholders on Form 10-K for the fiscal years ended August 31, 2003 through 2005 which Bull Run's management has identified as being the most current financial statements available;

     5. reviewed TCM's projected income statements prepared by TCM and Bull Run management for the Company for fiscal years ended June 30, 2006 through 2011;

     6. spoken with certain members of the management of Gray, TCM and Bull Run regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction;

     7.   visited certain facilities and business offices of Gray, TCM and Bull
          Run;

     8.   reviewed the following agreements and documents:

          a. the Agreement and Plan of Merger, dated as of August 2, 2005, by and between TCM, BR Acquisition Corp., and Bull Run (the "Merger Agreement");

          b. the Separation and Distribution Agreement by and between Gray and TCM, dated August 1, 2005, as amended;

          c. the Tax Sharing Agreement by and between Gray and TCM dated August 2, 2005;

          d. the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock and the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock dated December 29, 2005;

          e. the commitment letter from Wachovia Bank and Bank of America dated July 29, 2005 pertaining to the Refinancing (the "Commitment Letter");

          f. drafts of the First Lien Senior Secured Credit Agreement dated December 28, 2005, Second Lien Senior Secured Credit Agreement dated December 28, 2005, and Intercreditor Agreement dated December 28, 2005 (the "Credit Agreements");

     9. reviewed Amendment No. 4 to TCM's Registration Statement on Form S-1/S-4, filed with the Securities and Exchange Commission on November 29, 2005 (the "Registration Statement");

     10. reviewed the final proxy statement/prospectus/information statement, dated November 29, 2005, included within the Registration Statement;

     11. reviewed certain materials prepared by Bank of America Securities for the Board of Directors of Gray in connection with the Transaction;
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Special Committees and the Boards of Directors of
   Triple Crown Media, Inc. and
   Gray Television, Inc.
December 30, 2005                                                           -4-


     12. reviewed the respective historical market prices and trading volumes for publicly traded securities of Gray and Bull Run;

     13. reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices paid in other transactions that we deemed relevant for companies in related industries to TCM and Bull Run;

     14. reviewed the certificate of TCM regarding the Company following the Transaction, addressed to Houlihan Lokey;

     15. reviewed the certificate of Bull Run regarding Bull Run prior to the Transaction, addressed to Houlihan Lokey; and

     16. conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information (including, without limitation, the financial forecasts and projections) furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, we have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us by management of TCM and Bull Run have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of TCM, Bull Run and the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of TCM and Bull Run since the date of the most recent financial statements provided to us, and that there is no information or facts that would make the information reviewed by us incomplete or misleading.

     We have relied upon and assumed, without independent verification, that
(a) the representations and warranties of all parties to the agreements identified in item 8 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction set forth in such agreements will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Separation and Distribution Agreement, the Merger Agreement, the Commitment Letter and the Credit Agreement provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We have also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or the expected benefits of the Transaction. Notwithstanding the preceding sentence, we understand that the Company may be required to divest or exchange The Goshen News as summarized in the Registration Statement. For purposes of this Opinion we have been instructed by TCM to assume that The Goshen News will be exchanged for a property with reasonably similar cash flow characteristics. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft agreements identified above will not differ in any material respect from such draft agreements.
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Special Committees and the Boards of Directors of
  Triple Crown Media, Inc. and
  Gray Television, Inc.
December 30, 2005                                                            -5-


         Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal of any of the assets, properties or liabilities (contingent or otherwise) of TCM (including assets, properties and/or liabilities to be contributed to TCM in connection with the Transaction), Bull Run or the Company, nor were we provided with any such appraisal or evaluation. We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, assets, businesses or operations of TCM or the Company, or any alternatives to the Transaction, (b) negotiate the terms of the financing for the Transaction, or (c) advise the Board of Directors with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

         This Opinion is furnished for the use and benefit of the Special Committees of the Boards of Directors of Gray and TCM and the Boards of Directors of Gray and TCM in connection with the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.

         In the ordinary course of business, we and our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, for our and such affiliates' own accounts and for the accounts of customers, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of Gray, TCM, Bull Run and any other party that may be involved in the Transaction.

         Houlihan Lokey, or its affiliates, have provided certain other financial advisory and investment banking services for Gray and TCM and have received fees for rendering such services, and we may continue to do so in the future. We further advise you that Houlihan Lokey Howard & Zukin Capital, Inc. ("HLHZ"), an affiliate of Houlihan Lokey, was retained to act as the financial advisor to the Special Committee of the Board of Directors of TCM. TCM, on behalf of the Special Committee of the Board of Directors of TCM, will pay HLHZ a fee for its services as financial advisor to the Special Committee of the Board of Directors of TCM, a portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for providing this Opinion. TCM has agreed to reimburse us for expenses and indemnify us and HLHZ against certain liabilities and expenses.

     We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of Gray, TCM or their respective security holders or any other party to proceed with or effect the Transaction,
(ii) any portion or aspect of the Transaction not expressly addressed in the Opinion, (iii) the fairness of any portion or aspect of the Transaction to the Company, the holders of any class of securities, creditors or other constituencies of the Company, or any other party, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage, (v) the tax or legal consequences of the Transaction to either Gray, TCM or their respective security holders, or any other party, or
(vi) whether or not the Company, Gray or TCM security holders or any other party is receiving reasonably equivalent value in the Transaction. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.
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Special Committees and the Boards of Directors of
  Triple Crown Media, Inc. and
  Gray Television, Inc.
December 30, 2005

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         Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of the date hereof that, assuming the Transaction has been consummated as proposed, immediately after and giving effect to the Transaction and on a pro forma basis: (a) the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities; (b) the Company should be able to pay its debts as they become absolute and mature; and (c) the capital remaining in the Company would not be unreasonably small for the business in which the Company is engaged, as management has indicated it is proposed to be conducted following the consummation of the Transaction.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.